

03028043

DC

N/O ACT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2003

Act: 1934
Section: 15(d)
Rule:
Public
Availability: 7/16/2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Evolve Software, Inc. (the "Company")
Incoming letter dated July 8, 2003

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Company does not file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, until such time as the liquidation of the Company is completed.

During the pendency of its liquidation proceedings under Chapter 11 of the Bankruptcy Code, the Company will file, under cover of Form 8-K:

- all financial reports that are required to be filed with the Bankruptcy Court within 15 days after such reports are required to be filed with the Bankruptcy Court; and
- disclosure regarding material events relating to the liquidation, the likelihood of any liquidation payments being made to security holders; and the amounts of any liquidation payments and expenses.

When the liquidation of the Company is completed, the Company will file:

- a final report on Form 8-K;
- complete the steps necessary to terminate the existence of the Company; and
- file a Form 15 to terminate the Company's reporting obligations under the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

1097062



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2003

Mail Stop 4-2

Jeffrey Cannon, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050

Re: Evolve Software Inc.

Dear Mr. Cannon:

In regard to your letter of July 8, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Exchange Act Sections 13(a) and 15(d)

July 8, 2003[1]

Via Overnight Delivery

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 25049

Re: Request for Modification of Sections 13(a) and 15(d) Exchange Act Reporting Obligations: Evolve Software, Inc.

Ladies and Gentlemen:

We are legal counsel to Evolve Software, Inc. ("Evolve"). On behalf of Evolve, we hereby request that the staff of the Securities and Exchange Commission Division of Corporation Finance (the "Staff") issue a "no-action" letter in connection with Evolve's proposal (as described below) to modify its periodic reporting practices under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a result of Evolve's pending Chapter 11 bankruptcy proceedings.

Based on Securities Exchange Act Release No. 9660 (June 30, 1972) (the "Release") and the Commission's Staff Legal Bulletin No. 2 (April 15, 1997) (the "Staff Bulletin"), during its Chapter 11 bankruptcy proceedings, Evolve proposes to file under Form 8-K copies of monthly operating reports that are required to be filed with the United States Bankruptcy Court pursuant to Bankruptcy Code Section 2015 (the "Monthly Operating Reports"), in lieu of filing quarterly and annual reports under Sections 13(a) and 15(d) of the Exchange Act.

I. BACKGROUND

Prior to the sale of substantially all of its assets to Primavera Software, Inc. ("Primavera") on April 24, 2003, Evolve provided service delivery software that automated and integrated the core business processes required for delivering services. Evolve was formed in 1995, and its common stock (the "Common Stock") was registered for public trading under Section 12(g) of the Exchange Act in August 2000 in connection with the initial public offering of Evolve's Common Stock. On March 20, 2003, Evolve publicly announced that it had signed a definitive asset purchase agreement to sell substantially all of its assets to

---

[1] Originally submitted on April 24, 2003.

650 Page Mill Road, Palo Alto, CA 94304-1050 • 650.493.9300 Tel • 650.493.6811 Fax • www.wsgr.com
AUSTIN • KIRKLAND • NEW YORK CITY • PALO ALTO • RESTON • SALT LAKE CITY • SAN FRANCISCO

Primavera and that it had filed a voluntary petition for bankruptcy protection. Evolve's Common Stock was delisted from the Nasdaq SmallCap Market ("Nasdaq SmallCap") on March 31, 2003, and is currently eligible for quotation on the OTC Bulletin Board under the symbol "EVLVQ."

On March 20, 2003, Evolve filed motions under Chapter 11 of the U.S. Bankruptcy Reform Act of 1978 (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") to seek approval of motions to sell substantially all of its assets, subject to the bidding process. In accordance with the provisions of the Bankruptcy Code, Evolve is required to file the Monthly Operating Reports with the Bankruptcy Court on a monthly basis.

On April 24, 2003, Evolve completed the sale of substantially all of its assets to Primavera (the "Asset Sale") pursuant to the Asset Purchase Agreement dated as of March 19, 2003 and its amendments (collectively, the "Purchase Agreements"). The Purchase Agreements were filed as exhibits to Evolve's current report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on April 25, 2003. The sale was approved by the Bankruptcy Court on April 23, 2003. The proceeds from the Asset Sale will be used to pay Evolve's creditors, with any remaining amounts being distributed pro rata to Evolve's stockholders in accordance with Evolve's certificate of incorporation.

Evolve expects that after paying off its creditors and winding down its operations, it will have about $6 million to distribute to its stockholders. Because the amounts owed to Evolve's Series B Preferred Stockholders of $11.4 million in accordance with the liquidation preference contained in Evolve's certificate of incorporation upon a liquidation of the company greatly exceeds the anticipated value of its remaining assets following payment in full to all of its creditors and the ongoing expense of winding down of its operations, it will not have any assets to deliver to the holders of Series A Preferred Stock or Common Stock. Evolve expects that the winding down of its operation and distribution of its remaining assets to creditors and its Series B Preferred Stockholders will be completed by the end of summer 2003 by confirmation of a Chapter 11 plan by the Bankruptcy Court. The confirmation hearing by the Bankruptcy Court is scheduled for August 11, 2003. Pending the liquidation of any remaining assets, the Bankruptcy Court will retain and exercise the authority to approve or disapprove any actions of Evolve. Evolve's current operations consist entirely of administrative activities necessary to get its chapter 11 plan approved by the Bankruptcy Court and subsequently liquidate its remaining assets.

It is important to note that Evolve's bankruptcy proceedings under Chapter 11 of the Bankruptcy Code are not a typical Chapter 11 reorganization that would result in the emergence of a reorganized, ongoing entity. Rather, Evolve's bankruptcy case is a liquidating Chapter 11. Evolve is managing its business as debtor-in-possession pursuant to the provisions of the Bankruptcy Code. Thus, Evolve has determined that additional cost saving measures are essential to the successful sale and liquidation of Evolve's assets. As discussed below, we believe that full compliance with the reporting requirements of the Exchange Act will impose an unreasonable and significant burden on Evolve and that the modified reporting procedure will adequately protect stockholders and the public. Therefore, Evolve respectfully requests that the Staff grant the modified reporting proposal contained herein.

II. DISCUSSION OF APPLICABLE LAW

The Release and the Staff Bulletin reflect the Commission's stated position that it will accept reports from certain issuers subject to bankruptcy proceedings that differ in form and content from the quarterly and annual reports required under the Exchange Act. Granting the relief requested herein would be consistent with the Commission's prior no-action correspondences because:

- Evolve had complied with its Exchange Act reporting obligations before its Bankruptcy Code filing;
- full Exchange Act compliance would pose an undue hardship on Evolve; and
- such compliance is not necessary to protect and inform investors and the public.

See, e.g., Insilco Holding co. (March 18, 2003), Laclede Steel Company (July 25, 2002), Opticon Medical, Inc. (June 28, 2002), Phoenix Medical Technology, Inc. (November 17, 2000), Roberds, Inc. (October 4, 2000), CalComp Technology, Inc. (February 17, 2000), LA Gear, Inc. (February 27, 1998), Martin Lawrence Limited Editions (July 3, 1997), Comptronix Corporation (April 4, 1997); Cray Computer Corporation (May 16, 1996).

A. Previous Compliance with Exchange Act Reporting Requirements.

The Release and the Staff Bulletin state that whether an issuer made efforts to inform its security holders and the market of its financial condition is the first factor considered when granting modified reporting requirements. Specifically, the Staff Bulletin notes two factors: (i) whether the issuer has complied with its Exchange Act reporting obligations before its Bankruptcy Code filing, and (ii) whether the issuer has made other efforts to advise the market of its financial condition.

During the period it has been subject to the reporting obligations of the Exchange Act, Evolve has filed all required reports. Moreover, for the period beginning twelve (12) months prior to its Bankruptcy Code filing to the present, Evolve has met its Exchange Act reporting obligations and has filed the following reports:

- quarterly report on Form 10-Q for the quarter ended March 31, 2002 (filed May 14, 2002);
- current reports on Form 8-K reporting the Series B financing (filed August 21, 2002 and August 27, 2002)
- annual report on Form 10-K for the fiscal year ended June 30, 2002 (filed September 30, 2002);
- current report on Form 8-K reporting the reduction in staff (filed October 15, 2002)
- amendment to the annual report on Form 10-K/A for the fiscal year ended June 30, 2002 (filed October 28, 2002);
- quarterly report on Form 10-Q for the quarter ended September 30, 2002 (filed November 14, 2002);
- current report on Form 8-K reporting its reverse stock split (filed December 19, 2002);
- quarterly report on Form 10-Q for the quarter ended December 31, 2002 (filed February 14, 2003);
- amendment to the quarterly report on Form 10-Q/A for the quarter ended December 31, 2002 (filed February 20, 2003); and
- current report on Form 8-K reporting its sale of substantially all its assets and reporting the filing of its Bankruptcy petition (filed April 25, 2003).

As demonstrated above, Evolve has complied with its Exchange Act reporting requirements. The filings by Evolve under the Exchange Act during the year prior to the commencement of the bankruptcy proceedings have disclosed the financial condition of Evolve and its operating and financial difficulties that eventually led to the sale of substantially all of Evolve's assets and the bankruptcy proceedings.

For example, in its quarterly report on Form 10-Q for the period ended September 30, 2002, Evolve disclosed the following:

> We have incurred net losses and losses from operations since our inception in 1995, and we may never be profitable. As of September 30, 2002, we had an accumulated deficit of approximately $260 million. Since inception, we have funded our business primarily from the sale of our stock and by borrowing funds, not from cash generated by our business. Despite recent cost reductions, we expect to continue to incur significant sales and marketing, research and development, and general and administrative expenses. As is the case with many enterprise software companies, our revenues declined during the 2002 fiscal year and we may experience further declines or insufficient revenue growth in future periods. As a result, we expect to experience continued losses and negative cash flows from operations.

In its quarterly report on Form 10-Q for the period ended December 31, 2002, Evolve disclosed the following:

> If we are unable to increase revenues, reduce operating costs or raise additional capital prior to June 30, 2003, it is likely that we will not be able to continue our business and that we will be required to wind down our operations and engage in efforts to sell our assets. In this event, there can be no assurance that available cash and amounts received on the sale of assets will be adequate to provide for our obligations, liabilities, expenses and claims and to make cash distributions to stockholders, and we may decide or be compelled to file for protection under federal bankruptcy proceedings.

In addition to the timely Exchange Act filings noted above, Evolve issued a press release on March 20, 2003 announcing that it had signed a definitive asset purchase agreement to sell substantially all of its assets and that it had filed a voluntary petition for bankruptcy protection. Evolve also stated in the press release that Evolve would use the proceeds from the asset sale to pay off its creditors and distribute any remaining proceeds to the holders of its Series B Preferred Stock in the manner set forth in its charter. Furthermore, the press release clearly stated that Evolve did not expect that there would be any remaining proceeds available for its Series A Preferred Stock or Common Stock. In all, Evolve has kept both its stockholders and the public informed of its financial status during this period.

B. Continued Compliance Would Pose an Undue Hardship on Evolve.

In the Release the Commission states that "an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information." Evolve believes that under the present circumstances continuing to maintain full Exchange Act compliance would result in the type of "unreasonable effort or expense" the Commission references in the Release. As stated above, Evolve's plan of reorganization involves the disposition of substantially all of its assets and subsequent liquidation. Further, as publicly announced on March 20, 2003 and in the current report on Form 8-K filed on April 25, 2003, Evolve does not believe that its Common Stock will have any residual value. Thus, any expenditure made in furtherance of full Exchange Act compliance would serve only to reduce the value of any possible payments Evolve may make to its creditors and stockholders.

Evolve has reduced its number of employees significantly, with most employees being hired by Primavera and other employees being terminated. Currently, only four employees remain, including the corporate controller and one senior accountant. Evolve does not have a principal financial officer. As a result of the bankruptcy filing, the remaining staff will be principally engaged in dealing with bankruptcy-related matters including: administering the Chapter 11 case, preparing detailed budgets, formulating and preparing disclosure materials relating to the Chapter 11 case, analyzing accounts payable and accounts receivable, assembling data for the schedules of assets and liabilities and statements of financial affairs to be filed with the Bankruptcy Court and preparing the Monthly Operating Reports for the Bankruptcy Court and the United States Trustee. Full Exchange Act compliance would thus impose additional strain on Evolve's already very limited resources. Evolve would incur substantial expense in retaining legal, accounting, and printing professionals to assist in the preparation of its quarterly and annual reports. Evolve anticipates that it will be required to spend about $85,000 and $275,000 in professional fees to prepare, review and file the required reports for fiscal quarter ended March 31, 2003 and fiscal year ended June 30, 2003, respectively.

For the reasons stated above, Evolve submits that the costs of fully complying with the reporting requirements of the Exchange Act would pose an unreasonable hardship given Evolve's present financial condition. Additionally, Evolve believes that modification of its Exchange Act obligations to allow it to file its Monthly Operating Reports would directly benefit Evolve's creditors and stockholders by ensuring that financial information is provided to the public in a timely manner.

C. Modified Reporting Procedure Will Adequately Protect Stockholders and the Public.

The Release also refers to Section 12(h) of the Exchange Act, which permits issuer exemptions from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors." Given the Commission's statements, Evolve believes that it qualifies for modified reporting under Section 12(h) because:

- there is very minimal trading activity in Evolve's Common Stock (e.g. since the closing of the Asset Sale on April 24, 2003, there was no trading on 36 days out of the 50 trading days) and the price per share has decreased significantly (from $0.07 as of March 24, 2003 to $0.0001 as of May 1, 2003 and remained at $0.0001 since then until July 3, 2003) since the Bankruptcy Code filing and the delisting of the Common Stock by the Nasdaq SmallCap Market;

- Evolve's Common Stock will have no value; and

- Evolve's remaining finance and accounting staff devote nearly all of their time to activities related to Evolve's asset sale and bankruptcy case.

The Release provides that, in determining whether the modification of the Exchange Act reporting requirements would be consistent with the protection of investors, the Commission will consider the nature and extent of the trading in the securities of the issuer. As of February 13, 2003, Evolve had 1,165,516 shares of Common Stock outstanding. The Common Stock was quoted on Nasdaq SmallCap from July 10, 2002 until it was delisted on March 31, 2003. The Common Stock is currently quoted on the OTC Bulletin Board. There are currently two market makers in the Common Stock, and its value and trading volume has decreased dramatically since the announcement of the bankruptcy case. The details of the trading activity in the Common Stock during the period three (3) months prior to the Bankruptcy Code filing to the present date are attached hereto as Exhibit A. As indicated in Exhibit A, in addition to the dramatic decrease in trading volume, the value of the shares traded has declined substantially since the Bankruptcy Code filing. For example, the aggregate value of the shares traded on July 7, 2003 was only $3.00. The average daily trading volume of Evolve's Common Stock decreased from 36,343 in the 30 days proceeding the closing of the Asset Sale on April 24, 2003 to 982 in the 51 trading days since April 24, 2003 (including April 24, 2003), representing a 97% decrease.

The level of public information available regarding Evolve's status, coupled with the current state of the market for Evolve's securities and the extremely thin trading volume therein, demonstrates that there is little danger of harming public stockholders if the Commission grants the relief requested herein.

Moreover, given the limited volume of trading and since Evolve does not expect to engage in any significant operations (other than activities consistent with the winding up of its affairs), Evolve believes that the filing of periodic reports under the Exchange Act will not serve disclosure and investor protection purposes and stockholders would likely find such reports of little or no value.

In addition, as stated above, Evolve has kept its stockholders informed of material developments through the filing of Exchange Act reports and press releases. Evolve's filing of a bankruptcy petition was promptly disclosed in the company's press release on March 20, 2003. Furthermore, Evolve has kept the public informed of its current financial position by disclosing in the press release and again in its current report on Form 8-K filed on April 25, 2003 that its Common Stock is not expected to receive any proceeds following the wind-down of its operations. Finally, Evolve's bankruptcy filings are electronically available to the public through the Bankruptcy Court's website.

The Monthly Operating Reports, if filed with the Commission as requested, would provide relevant information to stockholders regarding Evolve's financial position and status of its efforts to sell Evolve's remaining assets. The Monthly Operating Reports contain, among other things, a balance sheet listing Evolve's assets and liabilities, and a detailed listing of Evolve's cash receipts and cash disbursements. Although the Monthly Operating Reports will be in a format different from those typically contained in Exchange Act filings, Evolve believes that these reports will provide interested parties with substantially all of the financial information necessary to make an informed decision.

More importantly, the Monthly Operating Reports will be released more frequently than is required under the Exchange Act, and will contain additional information not normally contained in such reports (e.g., information specifically designed to inform creditors of certain details of Evolve's operations in bankruptcy relevant to them). In addition, modified reporting can be accomplished at a lower incremental cost, because these reports are already being prepared and filed with the Office of the United States Trustee.

Evolve believes:

- that the modified reporting procedures proposed herein would provide stockholders with substantially all material information related to Evolve's bankruptcy proceedings and would not harm stockholders; and

- that full Exchange Act compliance would be unnecessarily burdensome in light of the benefits that may accrue to Evolve's stockholders.

D. This Request Has Been Promptly Filed.

The Staff Bulletin indicates that an issuer should submit its request promptly after it has entered bankruptcy. A request is deemed to have been submitted promptly if it is filed before the date the issuer's first periodic report is due following the issuer's filing for bankruptcy. The original request for relief by Evolve was filed well in advance of Evolve's next required filing, a quarterly report on Form 10-Q due on May 15, 2003. Therefore, the request was submitted to the Commission promptly.

III. REQUEST FOR RELIEF

Evolve proposes to file with the Commission under cover of Form 8-K, copies of each Monthly Operating Report within 15 calendar days following the date upon which such report is filed with the Office of the United States Trustee. Evolve will also promptly file reports on Form 8-K to disclose any material events related to its bankruptcy cases. In addition, at the time the liquidation of Evolve is complete, Evolve will file a final report on Form 8-K. Finally, when appropriate, Evolve undertakes to file a Form 15, suspending the Company's obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act and thereafter, unless objected to by the Commission, terminate the registration of Evolve's Common Stock under Section 12(g) of the Exchange Act 90 days after filing. This modified reporting procedure would replace the requirements under the Exchange Act to file annual reports on Form 10-K and quarterly reports on Form 10-Q after the date of this letter.

Evolve believes that the proposed modified reporting procedure will best serve the interests of all of its creditors and stockholders. Accordingly, Evolve respectfully requests that the Staff provide it with written assurance that it will not recommend any enforcement action to the Commission against Evolve if the modified reporting procedures set forth above are implemented.

If you have any questions with respect to this request or require any additional information, please do not hesitate to call the undersigned at 650-565-3606.

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Exchange Act Sections 13(a) and 15(d)

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Jeffrey Cannon

cc: Linda Zecher, Evolve Software, Inc.

EXHIBIT A

SHARE TRADING VOLUME FOR EVOLVE SOFTWARE, INC.

FROM JANUARY 21, 2003 TO JULY 7, 2003

Date	Closing Bid Price[1]	Volume	Value[2]
January 21, 2003	4.210	1,800	$7,578
January 22, 2003	4.040	2,700	$10,908
January 23, 2003	4.350	12,500	$54,375
January 24, 2003	4.340	9,700	$42,098
January 27, 2003	4.000	7,675	$30,700
January 28, 2003	3.800	24,200	$91,960
January 29, 2003	3.760	7,600	$28,576
January 30, 2003	2.680	180,548	$483,869
January 31, 2003	2.510	42,151	$105,799
February 3, 2003	2.280	26,038	$59,367
February 4, 2003	2.070	29,000	$60,030
February 5, 2003	2.030	26,350	$53,491
February 6, 2003	2.010	40,863	$82,135
February 7, 2003	1.900	13,403	$25,466
February 10, 2003	2.031	16,000	$32,496
February 11, 2003	2.020	14,500	$29,290
February 12, 2003	2.000	18,633	$37,266
February 13, 2003	1.940	2,900	$5,626
February 14, 2003	1.590	39,779	$63,249
February 18, 2003	2.000	35,309	$70,618
February 19, 2003	2.250	43,197	$97,193
February 20, 2003	2.321	18,900	$43,867

Date	Closing Bid Price[1]	Volume	Value[2]
February 21, 2003	2.480	20,568	$51,009
February 24, 2003	1.940	17,188	$33,345
February 25, 2003	1.650	51,387	$84,789
February 26, 2003	1.600	12,483	$19,973
February 27, 2003	1.510	18,178	$27,449
February 28, 2003	1.300	27,485	$35,731
March 3, 2003	1.420	15,025	$21,336
March 4, 2003	1.340	5,800	$7,772
March 5, 2003	1.340	5,200	$6,968
March 6, 2003	1.100	21,550	$23,705
March 7, 2003	0.990	31,040	$30,730
March 10, 2003	0.960	1,200	$1,152
March 11, 2003	0.900	5,000	$4,500
March 12, 2003	0.830	2,300	$1,909
March 13, 2003	0.950	9,100	$8,645
March 14, 2003	0.920	5,500	$5,060
March 17, 2003	0.890	12,307	$10,953
March 18, 2003	0.870	5,400	$4,698
March 19, 2003	0.900	6,400	$5,760
March 20, 2003	0.200	564,403	$112,881
March 21, 2003	0.210	267,950	$56,270
March 24, 2003	0.0703	295,533	$20,776
March 25, 2003	0.039	162,700	$6,345

Date	Closing Bid Price[1]	Volume	Value[2]
March 26, 2003	0.040	81,314	$3,253
March 27, 2003	0.040	52,200	$2,088
March 28, 2003	0.0305	57,900	$1,766
March 31, 2003	0.010	35,500	$355
April 1, 2003	0.030	5,800	$174
April 2, 2003	0.010	20,600	$206
April 3, 2003	0.005	6,600	$33
April 4, 2003	0.010	42,000	$420
April 7, 2003	0.006	100	$0.6
April 8, 2003	0.050	2,400	$120
April 9, 2003	0.050	0	$0
April 10, 2003	0.010	10,900	$109
April 11, 2003	0.010	12,800	$128
April 14, 2003	0.010	0	$0
April 15, 2003	0.010	0	$0
April 16, 2003	0.0001	2,600	$0.26
April 17, 2003	0.0001	0	$0
April 21, 2003	0.0001	0	$0
April 22, 2003	0.0001	3,600	$0.36
April 23, 2003	0.0001	7,000	$0.7
April 24, 2003	0.0001	1,000	$0.1
April 25, 2003	0.0001	0	$0
April 28, 2003	0.020	12,300	$246

Date	Closing Bid Price[1]	Volume	Value[2]
April 29, 2003	0.0001	200	$0.02
April 30, 2003	0.050	10,000	$500
May 1, 2003	0.0001	18,200	$1.82
May 2, 2003	0.0001	300	$0.03
May 5, 2003	0.0001	0	$0
May 6, 2003	0.0001	0	$0
May 7, 2003	0.0001	0	$0
May 8, 2003	0.0001	600	$0.06
May 9, 2003	0.0001	0	$0
May 12, 2003	0.0001	3,100	$0.31
May 13, 2003	0.0001	0	$0
May 14, 2003	0.0001	1,300	$0.13
May 15, 2003	0.0001	0	$0
May 16, 2003	0.0001	0	$0
May 19, 2003	0.0001	0	$0
May 20, 2003	0.0001	1,500	$0.15
May 21, 2003	0.0001	0	$0
May 22, 2003	0.0001	200	$0.02
May 23, 2003	0.0001	0	$0
May 27, 2003	0.0001	0	$0
May 28, 2003	0.0001	0	$0
May 29, 2003	0.0001	0	$0
May 30, 2003	0.0001	0	$0

Date	Closing Bid Price[1]	Volume	Value[2]
June 2, 2003	0.0001	0	$0
June 3, 2003	0.0001	0	$0
June 4, 2003	0.0001	300	$0.03
June 5, 2003	0.0001	0	$0
June 6, 2003	0.0001	0	$0
June 9, 2003	0.0001	0	$0
June 10, 2003	0.0001	0	$0
June 11, 2003	0.0001	0	$0
June 12, 2003	0.0001	600	$0.06
June 13, 2003	0.0001	0	$0
June 16, 2003	0.0001	0	$0
June 17, 2003	0.0001	0	$0
June 18, 2003	0.0001	0	$0
June 19, 2003	0.0001	0	$0
June 20, 2003	0.0001	0	$0
June 23, 2003	0.0001	0	$0
June 24, 2003	0.0001	0	$0
June 25, 2003	0.0001	0	$0
June 26, 2003	0.0001	0	$0
June 27, 2003	0.0001	0	$0
June 30, 2003	0.0001	200	$0.02
July 1, 2003	0.0001	0	$0
July 2, 2003	0.0001	0	$0

Date	Closing Bid Price[1]	Volume	Value[2]
July 3, 2003	0.0001	0	$0
July 7, 2003	0.010	300	$3.00

[1] As reported on http://www.nasdaq.com for ticker symbol "EVLVQ" on July 8, 2003.
[2] Value determined by multiplying the closing bid price by the trading volume on such day.